

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2024

Frank Fuya Zheng
Chief Financial Officer
X Financial
7-8F, Block A, Aerospace Science and Technology Plaza
No. 168, Haide Third Avenue, Nanshan District
Shenzhen, 518067, the People's Republic of China

> **Re: X Financial**
> **Schedule TO-I filed June 5, 2024**
> **File No. 005-90893**

Dear Frank Fuya Zheng:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your offer document.

Schedule TO-I filed June 5, 2024

General

1. The cross references in Item 3 of the Schedule TO appear to be inaccurate. For example, the reference to a section of the Offer to Purchase titled "Certain Information Concerning Us" appears to be intended to refer to "Certain Information Concerning the Company." Please revise.

2. The following disclosure, which appears on the cover page of the Offer to Purchase, appears to be missing words: "If the Offer is fully subscribed, which would represent approximately 8.75% of our outstanding ADSs and approximately 4.05% of our outstanding share capital as of June 4, 2024." Similar disclosure appears on page 27. Please revise or advise.

Conditions of the Offer, page 23

3.   Refer to the following statement in the first paragraph on page 25 of the Offer to Purchase: "Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time." If an offer condition is "triggered" while an offer is pending, in our view, the offeror must promptly inform securityholders whether it will assert the condition and terminate the offer, or waive it and continue. Reserving the right to waive a condition "at any time and from time to time" may be inconsistent with your obligation in this regard. Please confirm in your response letter that you will promptly notify securityholders if a condition is triggered while the Offer is pending.

Certain Information Concerning the Company, page 26

4.   Refer to the paragraph on page 26 beginning with "[i]nformation can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549." The SEC no longer maintains a public reference room where filings can be inspected and copied by the public. Please revise the disclosure in this section accordingly.

Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the ADSs, page 27

5.   Please revise the table showing the number of Class A ordinary shares and Class B ordinary shares beneficially owned by directors and executive officers to include the aggregate number and percentage of ADSs held by each such person. See Item 1008(a) of Regulation M-A.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Blake Grady at 202-551-8573.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Mergers & Acquisitions